Exhibit 5.1

Smith, Anderson, Blount,
Dorsett, Mitchell & Jernigan, L.L.P.

Lawyers

OFFICES 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	August 29, 2025	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

Fortrea Holdings Inc.
8 Moore Drive
Durham, North Carolina 27709

Re:     Fortrea Holdings Inc. Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel for Fortrea Holdings Inc., a Delaware corporation (the “Company”), in connection with a registration statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), relating to (i) 5,000,000 shares (the “Shares”) of common stock of the Company, par value $0.001 per share (the “Common Stock”), issuable under the Amended and Restated Fortrea Holdings Inc. 2025 Inducement Award Plan (the “A&R Inducement Plan”) as an inducement material to entry into employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4) and (ii) the preferred share purchase rights (the “Rights”) associated with the Shares pursuant to the Rights Agreement, dated as of June 11, 2025 (the “Rights Agreement”), between the Company and Equiniti Trust Company, LLC, as rights agent (the “Rights Agent”).

This opinion is being furnished in accordance with the requirements of Item 8 of Form S-8 and Item 601(b)(5)(i) of Regulation S-K.

We have reviewed the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company, the A&R Inducement Plan, certified copies of resolutions of the board of directors (the “Board”) of the Company and the Rights Agreement. We have also reviewed such other documents and have considered such matters of law and fact as we have deemed appropriate, in our professional judgment, to render the opinions contained herein. We call your attention to the fact that, as a matter of customary practice, certain assumptions underlying opinions are understood to be implicit. With respect to certain facts, we have considered it appropriate to rely upon certificates or other comparable documents of public officials and officers or other representatives of the Company, without investigation or analysis of any underlying data contained therein.

With respect to our opinion in paragraph 2 below:

(i)Our opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board may be required to redeem or terminate, or take other action with respect to, the Rights or Rights Agreement in the future based on the facts and circumstances then existing.

(ii)Our opinion assumes that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and that members of the Board have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. With respect to the Rights associated with Shares to be offered in the future under the Registration Statement, our opinion assumes the Rights Agreement has not been terminated by the Company or expired by its terms and that the Rights have not expired or been redeemed or exchanged by the Company, in each case, prior to the issuance of such Shares.

(iii)Our opinion addresses corporate procedures related to the issuance of the Rights associated with Shares, and not any particular provision of the Rights or the Rights Agreement. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or share purchase rights issued thereunder would invalidate such rights in their entirety.

Based upon and subject to the foregoing and the further assumptions, limitations and qualifications hereinafter expressed, it is our opinion that

(1)the Shares have been duly authorized, and when issued and delivered against payment therefor in accordance with the A&R Inducement Plan and the related award agreement and upon either (a) the countersigning of the certificates representing the Shares by a duly authorized signatory of the registrar for the Common Stock, or (b) the book entry of the Shares by the transfer agent for the Common Stock, such Shares will be validly issued, fully paid and nonassessable.

(2)The Right associated with each Share will be a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, when (a) such associated Share shall have been issued as set forth in paragraph 1 above and (b) such Right shall have been issued in accordance with the terms of the Rights Agreement.

We express no opinion as to any matter other than as expressly set forth above, and no opinion, other than the opinions expressed herein, may be inferred or implied herefrom. The opinions expressed herein are limited to matters governed by the Delaware General Corporation Law, and no opinion is expressed herein as to the laws of any other jurisdiction. The opinions expressed herein do not extend to compliance with federal or state securities laws relating to the offer or sale of the Shares.

Our opinions expressed herein are limited by bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to all references to our firm in the Registration Statement and any amendment thereto. Such consent shall not be deemed to be an admission that our firm is within the category of persons whose consent is required under Section 7 of the Act or the regulations promulgated pursuant to the Act.

Our opinions expressed herein are as of the date hereof, and we undertake no obligation to advise you of changes in applicable law or any other matters that may come to our attention after the date hereof that may affect our opinions expressed herein.

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.

/s/ Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.